FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on April 27, 2007, for the three months ended March 31, 2007.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of March 31, 2007 and 2006

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

ASSETS	2007	2006
	MCh$	MCh$

CASH AND DUE FROM BANKS	846,489.9	903,922.4

LOANS:
Commercial loans	4,053,295.7	3,650,959.8
Foreign trade loans	713,280.5	677,254.3
Consumer loans	1,114,828.7	964,770.6
Mortgage loans	554,345.4	649,941.6
Leasing contracts	556,205.6	478,958.5
Contingent loans	932,047.5	743,185.4
Other outstanding loans	1,749,206.6	1,314,106.4
Past due loans	62,975.6	71,165.3

Total loans	9,736,185.6	8,550,341.9
Allowance for loan losses	(150,643.9)	(144,195.0)

Total loans, net	9,585,541.7	8,406,146.9

OTHER LOANS:
Interbank loans	50,014.4	-
Investments purchased under agreements to resell	37,103.9	25,289.8

Total other loans	87,118.3	25,289.8

TRADING SECURITIES	1,384,078.7	1,220,698.4

INVESTMENTS:
Available for sale	34,477.9	25,724.5
Held to maturity	15,949.3	16,046.5

Total investments	50,427.2	41,771.0

DERIVATIVE INSTRUMENTS	43,827.4	-

OTHER ASSETS	525,632.6	441,087.7

FIXED ASSETS:
Bank premises and equipment, net	151,400.6	146,582.4
Investments in other companies	7,778.7	7,442.4

Total fixed assets	159,179.3	154,024.8

Total assets	12,682,295.1	11,192,941.0

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2007	2006
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,861,586.2	1,591,654.9
Time deposits	6,030,871.3	5,258,597.5
Other demand and time deposits	499,772.0	402,196.6
Securities sold under agreements to repurchase	283,876.7	207,587.3
Mortgage finance bonds	447,854.5	517,601.7
Contingent liabilities	933,802.4	742,604.2

Total deposits and other liabilities	10,057,763.1	8,720,242.2

BONDS ISSUED:
Bonds	581,410.8	328,531.2
Subordinated bonds	405,501.1	309,503.9

Total bonds issued	986,911.9	638,035.1

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	737.4	1,366.7
Other Central Bank Borrowings	14,922.3	-
Borrowings from domestic financial institutions	113,884.9	176,776.4
Foreign borrowings	432,463.8	613,449.3
Other liabilities	51,046.5	47,638.5

Total borrowings from financial institutions and
Central Bank	613,054.9	839,230.9

DERIVATIVE INSTRUMENTS	55,120.0	42,654.7

OTHER LIABILITIES	247,101.9	265,953.4

Total liabilities	11,959,951.8	10,506,116.3

MINORITY INTEREST	0.4	1.0

SHAREHOLDERS’ EQUITY:
Capital and reserves	676,450.0	641,792.8
Other equity accounts	(1,425.5)	(1,322.5)
Net income for the year	47,318.4	46,353.4

Total shareholders’ equity	722,342.9	686,823.7

Total liabilities and shareholders’ equity	12,682,295.1	11,192,941.0

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

	2007	2006
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	198,768.2	150,305.1
Gains from trading activities	3,414.9	15,388.5
Income from fees and other services	49,721.4	44,484.8
Gains from foreign exchange transactions	804.4	-
Other operating income	1,712.1	1,817.3

Total operating revenues	254,421.0	211,995.7
Less:
Interest expense	(94,200.8)	(60,076.6)
Losses from trading activities	(2,103.1)	(2,195.2)
Expenses from fees and other services	(10,509.5)	(9,469.2)
Loss from foreign exchange transactions	-	(6,740.8)
Other operating expenses	(2,569.9)	(3,843.0)

Gross margin	145,037.7	129,670.9
Personnel salaries and expenses	(45,755.4)	(39,299.7)
Administrative and other expenses	(28,011.7)	(28,717.0)
Depreciation and amortization	(5,625.0)	(4,688.6)

Net margin	65,645.6	56,965.6
Provision for loan losses	(12,772.2)	(6,698.3)

Total operating income	52,873.4	50,267.3

NON OPERATING RESULTS:
Non operating income	3,190.1	2,374.1
Non operating expenses	(1,903.4)	(2,758.8)
Equity participation in net income (loss) in investments in other
companies	54.6	253.6
Net loss from price-level restatement	(1,204.9)	1,710.5

Income before income taxes	53,009.8	51,846.7
Income taxes	(5,691.3)	(5,493.2)

Income after income taxes	47,318.5	46,353.5
Minority interest	(0.1)	(0.1)

Net income for the year	47,318.4	46,353.4

Héctor Hernández G.	Fernando Cañas B.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

Banco de Chile

/S/ Fernando Cañas B.
By: Fernando Cañas Berkowitz President and CEO